GREENPRO, INC.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

May 21, 2014

BY EDGAR
Ms. Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Greenpro, Inc. (the “Company” or “Greenpro”) Registration Statement on Form S-1 Filed January 27, 2014 (the “S-1”) File No. 333-193565

Dear Ms. Mills-Apenteng:

Reference is made to your comment letter, dated February 21, 2014, to the Company, relating to the subject filings (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Comment #1:

General

1. In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response:
Pursuant to Rule 405 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), a “shell company” is defined as a company that has (i) no or nominal operations and (ii) either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company is currently in development stage, therefore has limited operations. Our assets currently consist of only cash. As such, we may be deemed a “shell company” pursuant to Rule 405.

We will revise the S-1 to add the foregoing conclusion on the cover page of the prospectus, to disclose the risk factors regarding the consequences of our shell company status and to discuss the impact of shell company status on our reporting requirement, the unavailability of Form S-8 and Rule 144 and our fund raising opportunity.

Comment #2:

2. We refer to your news update on your website, dated January 24, 2014, entitled “Greenpro Inc. - Going Public on the OTC Market.” In your response letter, please provide your analysis as to how this communication is consistent with Rule 135 of the Securities Act.

Response:
The webpage was published due to a clerical error. The Company has no intention of using the webpage as a means to sell or offer to sell securities. After the error was discovered, the webpage was immediately removed from the Company’s website.

Comment #3:

3. Please disclose any prior involvement by Messrs. Lee and Loke in the formation, registration, or operation of other public shell companies and identify the entities with which either was or currently is involved. In this regard, we note that Mr. Loke is identified as Chief Executive Officer and director of Greenpro Resources Corporation, a delinquent filer. Please include appropriate risk factor disclosure addressing any risks investors should consider in light of Mr. Loke’s position at Greenpro Resources Corporation and its delinquent filer status and include appropriate disclosure in the Management section, or advise.

Response:

Mr. Loke does not own any shares of Greenpro Resources Corporation (“Greenpro Resources”). He currently serves as Chief Executive Officer and director of Greenpro Resources, a shell company as defined in Rule 405 of Regulation C of the Securities Act. Mr. Loke’s affiliation with Greenpro Resources only limits to his appointment as an officer and director of Greenpro Resources. Mr. Loke was not involved or engaged in any activities of the formation, preparation of its registration statements on Form 10 or Form 10/A or operation of Greenpro Resources in any means.

Mr. Loke does not own any shares of Moxian Corporation (“Moxian”). He currently serves as Chief Executive Officer and director of Moxian, a shell company as defined in Rule 405 of Regulation C of the Securities Act.  Mr. Loke’s affiliation in Moxian only limits to his appointment as an officer and director of Moxian. Mr. Loke was not involved or engaged in any activities of the formation, preparation of its registration statements on Form 10 or Form 10/A or operation of Moxian in any means.

Mr. Loke does not own any shares of Odenza Corp. (“Odenza”). He currently serves as director of Odenza.  He was not involved or engaged in any activities of the formation or preparation of its registration statements on Form 10 or Form 10/A of Odenza in any means.

Mr. Lee does not own any shares of Moxian. He currently serves as Chief Financial Officer and director of Moxian.  Mr. Lee’s affiliation in Moxian only limits to the appointment as an officer and director of Moxian. Mr. Lee was not involved or engaged in any activities of the formation, preparation of its registration statements on Form 10 or Form 10/A or operation of Moxian in any means.

Mr. Lee currently owns 35,000 shares of common stock, par value $.001 per share of Odenza as compensation of the services provided to Odenza. He currently serves as the Chief Financial Officer, Treasurer and director of Odenza.  He was not involved or engaged in any activities of the formation or preparation of its registration statements on Form 10 or Form 10/A of Odenza in any means.

Messrs. Lee and Loke’s involvements in Greenpro Resources have no conflict with their positions at the Company. Messrs. Lee and Loke agreed to commit 30 hours per week to develop the business of the Company; thus, Messrs. Lee and Loke’s involvements in Greenpro Resources will not constitute any adverse impact on the operations of the Company.

Comment #4:

Facing Page

4. We note you have disclosed your primary SIC code as 7389. However, the EDGAR system lists the SIC code for your company as 7374. Please revise your facing sheet accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Response:
We will revise the S-1 accordingly.

Comment #5:

Cover Page

5. Please revise the cover page to eliminate unqualified references to proceeds of $500,000 in the heading and in the initial paragraph given that you intend to offer shares on a best efforts basis and proceeds of $500,000 are not assured. Instead, disclose the proceeds to you at various subscription levels, for instance, at 10%, 25%, 50% and 100%. In addition, revise the initial paragraph to present the information using plain English principles and to avoid parenthetical references. Refer to Item 503 of Regulation S-K and Securities Act Rule 421(d).

Response:
We will revise the S-1 accordingly.

Comment #6:

6. Please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured. In this regard, we note that some of the information in the table appears to be erroneous.

Response:
We will revise the S-1 accordingly.

Comment #7:

Business Summary, page 4

7. Please revise your disclosure here and throughout to provide a clear and concise description of your current business activities and distinguish these from business activities planned for the future but not yet in effect. For instance, you state both that your activities have been limited to developing your business plan, system and website and that Greenpro provides cloud system resolution and financial consulting services throughout East Asia with a focus in Mainland China, Hong Kong and Malaysia. Since it appears you have no customers, clarify, if true, that you do not currently offer any such services, or advise. This comment also applies to your disclosure in the Business

Response:
We will revise the S-1 accordingly.

Comment #8:

Description and Risk Factors sections.
Risk Factors
Risks Related to our Business
“Our offering is being conducted…,” page 6

8. We note your statement that an underwriter has not engaged in due diligence activities to confirm the accuracy of your disclosure in the prospectus. You are responsible for the accuracy of the disclosure in the prospectus. Please revise your disclosure to eliminate any suggestion to the contrary.

Response:
We will revise the S-1 accordingly.

Comment #9:

“We are not currently profitable…,” page 6

9. Please revise this risk factor to disclose that you have not generated any revenues to date and to disclose your losses.

Response:
We will revise the S-1 accordingly.

Comment #10:

“We are dependent upon the proceeds of this offering…,” page 7

10. Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using proceeds to you at various subscription levels, for instance, at 10%, 25%, 50% and 100%.

Response:
We will revise the S-1 accordingly.

Comment #11:

“Competitors may enter this sector with superior service…,” page 8

11. To the extent you do not have any customers, please revise this risk factor and your disclosure throughout to remove any references to “existing customers” or your “customer base.” Please clearly state that you do not have any customers, or advise.

Response:
We will revise the S-1 accordingly.

Comment #12:

“Our future success is dependent…,” page 9

12. We note your disclosure on page 25 regarding the number of hours that Messrs. Lee and Loke devote to the company. Please revise this risk factor to disclose the limited number of hours they devote to your company. In addition, please disclose any other business interests of, or positions held by, Messrs. Lee or Loke and address here or in a separate risk factor potential conflicts of interest.

Response:
We will revise the S-1 accordingly.

Comment #13:

“We are exposed to the creditworthiness…,” page 10

13. Please tell us how this risk factor applies to your current business or revise to delete it.

Response:
We will revise the S-1 accordingly.

Comment #14:

Use of Proceeds, page 13

14. Please revise this section to include in the range of possible outcomes proceeds from the offering assuming the sale of 10% and 25% of the securities in the offering. The disclosure in your Dilution discussion and elsewhere, as applicable, should be supplemented in a similar manner. In addition, please revise to address the use of net proceeds rather than gross proceeds.

Response:
We will revise the S-1 accordingly.

Comment #15:

Dilution of the Price You Pay for Your Shares, page 14

15. We note your reference to tables in your dilution discussion, but you have not included any tables. Please revise to provide the dilution information required by Item 506 of Regulation S-K.

Response:
We will revise the S-1 accordingly.

Comment #16:

Plan of Distribution, page 15

16. Your disclosure indicates that Messrs. Lee and Loke will be marketing the securities. Please advise whether the company is relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act for each person and, if so, provide an analysis of the company’s basis for reliance on the safe harbor.

Response:
The Company is relying on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Firstly, Messrs. Lee and Loke, directors and officers of the Company, are not subject to any statutory disqualification as defined in the Exchange Act. Secondly, Messrs. Lee and Loke will not receive any commissions or other remuneration of any kind in connection with their participation in the offering based either directly or indirectly on transactions in securities. Thirdly, neither of Messrs. Lee and Loke is a partner, officer, director or control person of any broker or dealer. Lastly, their participation will be restricted to solely preparing disclosure filings and transaction documents approved by the Company for the sale of securities and they will not respond to potential buyers other than requested. In addition, they will be primarily performing ministerial function in the sale of the Company’s securities.

Comment #17:

17. Please revise your discussion to describe the manner in which the securities will be offered and how investors will learn about the offering. For instance, discuss how Messrs. Lee and Loke plan to solicit investors and how they will identify those who might have an interest in purchasing shares, e.g., through direct mailings, personal contacts, or other means.

Response:
We will revise the S-1 accordingly.

Comment #18:

Business Description, page 16

18. This section requires significant revision. Consistent with our comment above, please revise to ensure that your business description accurately reflects your current business activities. Ensure that references to your clients and to your services clearly convey that you are referring to clients and services you hope to generate in the future.

Response:
We will revise the S-1 accordingly.

Comment #19:

19. On your website, you identify partnerships with Netiquette Software, Xero, Feng Office, and Falcon Certified Public Accountants; however, there is no discussion of these partnerships in your prospectus. Given your statements that you have no customers or revenues and only limited business activities, please explain the nature of these partnerships and revise your disclosure as appropriate.

Response:
We will revise the S-1 accordingly.

Comment #20:

Customers, page 19
20. Consistent with your disclosure elsewhere, please state prominently and unambiguously that you do not currently have any customers.

Comment #21:

Competition, page 19

21. Please revise to specifically describe the industry niche in which you compete and your competitive position within that industry. Include a discussion of your competitive advantages and disadvantages. In this regard, it is unclear how you consider Xero or Quickbook to be direct competitors, given that they have significantly more revenues and resources than you and a proven track record. It appears that you should limit the competitors you identify by name to those companies whose resources and products are similar to yours in size and scope.

Response:
We will revise the S-1 accordingly.

Comment #22:

Government Regulation, page 19

22. Given that you plan to offer multifaceted consulting and advisory services via the cloud in East Asia, including China—which is highly regulated with respect to online services—please consider significantly expanding your disclosure describing any existing or probable foreign regulations that may impact the company or your operations. Expand your discussion to address the potential impact of the government regulations you cite with respect to Malaysia and consider adding risk factor disclosure addressing the potential risks posed by operating in East Asia generally and in China’s highly regulated online services industry in particular.

Response:
We will revise the S-1 accordingly.

Comment #23:

Employees, page 20

23. Please remove the disclosure regarding the employees you intend to employ in the future. In addition, while you disclose here that you only have two employees, your website identifies at least one other employee. Please revise or advise.

Response:
There are only two employees in the Company. The webpage was published due to a clerical error and we have deleted such webpage.

Comment #24:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 22

24. Please revise your disclosure to provide a more detailed and granular discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary in to design and develop each of your proposed systems, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response:
We will revise the S-1 accordingly.

Comment #25:

Results of Operations, page 22
25. Please revise your disclosure to explain that nature of your expenses.

Response:
We will revise the S-1 accordingly.

Comment #26:

Management, page 25

26. Please revise the business descriptions for Messrs. Lee and Loke to specify each of their principal occupations and employment during the past five years. The disclosure does not identify the time periods or positions served at the companies identified for either person. With regard to Mr. Loke, please include his position as CEO of Greenpro Resources Corporation and his directorships of the Moxian Group and Moxian Corporation, or advise.

Response:
We will revise the S-1 accordingly.

Comment #27:

Financial Statements
Balance Sheet as of October 31, 2013, page F-3

27. Please clarify whether your balance sheet is as of October 31, 2013. If so, please remove the heading “From Inception to 10/31/13.”

Response:
We will revise the S-1 accordingly.

Comment #28:

Notes to Financial Statements
6. Accrued Expenses, page F-9

28. We note your disclosure that accrued expenses consist of accrued legal, accounting and office costs during this stage of the business. However, it does not appear that you have any accrued expenses recorded on the balance sheet as of October 31, 2013. Please advise, or revise your disclosure.

Response:
We will revise the S-1 accordingly.

Comment #29:

Part II—Information Not Required in Prospectus
Item 16. Exhibits, page 33

29. With your next amendment please refile complete and fully executed versions of Exhibits 4.2 and 10.2, including signed signature pages, schedules and exhibits. In this regard, we note that you issued two promissory notes, each of which should be filed.

Response:
We will revise the S-1 accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lee Chong Kuang
Name:	Lee Chong Kuang
Title:	Chief Executive Officer

Encl.